UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

For the Quarter Ended September 30, 2005

AGL Resources Inc.
(Name of registered holding company)

Ten Peachtree Place
Atlanta, Georgia 30309
(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Bryan E. Seas
Vice President, Controller and Chief Accounting Officer
AGL Resources Inc.
Ten Peachtree Place
Atlanta, Georgia 30309
404-584-4000

Table of Contents

		Page
Item 1.	Organization Chart	3-4
Item 2.	Issuances and Renewals of Securities and Capital Contributions	4
Item 3.	Associate Transactions	5-6
Item 4.	Summary of Aggregate Investment	7
Item 5.	Other Investments	7
Item 6.	Financial Statements and Exhibits	8
	SIGNATURE	9

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Organization	% of Voting Securities Held	Nature of Business (a)
AGL Resources Inc. (AGL Resources) (b)		11/27/1995	Georgia		RHC
AGL Investments, Inc. (AGLI) (b)		11/27/1995	Georgia	100%	IHC
Sequent, LLC (Sequent)	Gas	01/29/2001	Georgia	100%	IHC
Sequent Energy Management, LP (SEM)	Gas	06/29/2001	Georgia	1%	(c)
Sequent Energy Marketing, LP *	Gas	07/12/2001	Georgia	1%	Inactive
Sequent Holdings, LLC	Gas	06/29/2001	Georgia	100%	IHC
SEM	Gas	06/29/2001	Georgia	99%	(c)
Sequent Energy Marketing, LP *	Gas	07/12/2001	Georgia	99%	Inactive
Southeastern LNG, Inc. *	Gas	11/14/2000	Georgia	100%	(d)
Georgia Gas Company *	Gas	06/10/1968	Georgia	100%	Inactive
Pivotal Energy Services, Inc. *	Gas	08/24/2001	Georgia	100%	Inactive
Georgia Energy Company *	Gas	02/04/1981	Georgia	100%	Inactive
Pinnacle LNG, Inc. *	Gas	02/12/2003	Georgia	100%	Inactive
Pivotal Storage Inc. (PSI)	Gas	08/05/2004	Delaware	100%	(e)
Pivotal Jefferson Island Storage & Hub, LLC (PJISH)	Gas	08/05/2004	Delaware	100%	(e)
Jefferson Island Storage & Hub, LLC (JISH)	Gas	08/15/1996	Delaware	100%	(e)
Georgia Natural Gas Company (GNG)	Gas	06/10/1996	Georgia	100%	(f)
SouthStar Energy Services, LLC (SouthStar)	Gas	07/13/1998	Delaware	50%	(g)
TES, Inc. *	Gas	10/15/1996	Georgia	100%	Inactive
Pivotal Propane of Virginia, Inc.	Gas	09/26/2003	Delaware	100%	(h)
Atlanta Gas Light Services, Inc. *	Gas	06/10/1968	Georgia	100%	Inactive
Georgia Natural Gas Services, Inc. *	Gas	09/24/1998	Georgia	100%	Inactive
AGL Peaking Services, Inc. *	Gas	11/21/1997	Georgia	100%	(i)
AGL Interstate Pipeline Company *	Gas	11/21/1997	Georgia	100%	Disolved
NUI Corporation*	Gas	02/03/2000	New Jersey	100%	Inactive
Pivotal Utility Holdings, Inc. (fka NUI Utilities, Inc.)	Gas	01/29/1969	New Jersey	100%	(j)
NUI Capital Corp.*		09/19/1961	Florida	100%	Inactive
Virginia Gas Company	Gas	06/08/2000	Delaware	100%	(k)
Virginia Gas Distribution Company	Gas	06/04/1992	Virginia	100%	(k)
Virginia Gas Storage Company	Gas	06/03/1992	Virginia	(k)	(k)
Virginia Gas Pipeline Company	Gas	10/14/1994	Virginia	(k)	(k)
NUI Saltville Storage, Inc.	Gas	05/14/2001	Delaware	(k)	(k)
NUI Storage, Inc.	Gas	07/25/2002	Delaware	100%	(l)
NUI Richton Storage, Inc.	Gas	07/31/2002	Delaware	100%	(l)
Richton Gas Storage Company, L.L.C.	Gas	08/01/2002	Delaware	100%	(l)

* This company was inactive during the reporting period ended September 30, 2005.

(a)	The following acronyms are used in Item 1: RHC - registered holding company, IHC - intermediate holding company.

(b)	AGL Resources and AGLI are not reporting companies but are included in this Item 1 because they hold securities, directly or indirectly, in the gas-related companies as indicated.

(c)	SEM (Sequent Energy Management) is an asset optimization, producer services, and wholesale marketing and risk management subsidiary.

(d)
Through September 2003, Southeastern LNG, Inc. owned and operated a fleet of liquefied natural gas tankers. Southeastern LNG, Inc. sold its entire fleet of tankers in October 2003 and currently has no active operations.

(e)	Formed as intermediate holding companies for the acquisition of Jefferson Island Storage & Hub (JISH). AGL Resources acquired JISH on October 1, 2004.

(f)
GNG currently owns a non-controlling 70% financial interest in SouthStar, and Piedmont Natural Gas Company, Inc. (“Piedmont”) owns the remaining 30%. Our 70% interest is non-controlling because all significant management decisions require approval by both owners. On March 29, 2004, AGL Resources executed an amended and restated partnership agreement with Piedmont. This amended and restated partnership agreement calls for SouthStar’s future earnings starting in 2004 to be allocated 75% to GNG and 25% to Piedmont. In addition, the partners executed a services agreement, which provides that AGL Services Company will provide and administer accounting, treasury, internal audit, human resources and information technology services.

(g)	SouthStar is the largest retail marketer of natural gas in Georgia with a market share of approximately 35% and operates under the trade name Georgia Natural Gas.

(h)	Formed to construct a propane air facility in the VNG service area to serve VNG’s peaking needs. Pivotal Propane of Virginia became operational in April 2005.

(i)	AGL Peaking Services, Inc. (“AGL Peaking”) owns property formerly designated for a liquefied natural gas peaking facility, but has no active operations.

(j)
Pivotal Utility Holdings, Inc. (formerly known as NUI Utilities, Inc.) includes three primary operating divisions - Elizabethtown Gas, Elkton Gas and Florida City Gas, based in New Jersey, Maryland and Florida, respectively.

(k)
Virginia Gas Company includes the operations of Virginia Gas Pipeline Company, Virginia Gas Storage Company and Virginia Gas Distribution Company, and was acquired as part of AGL Resources’ acquisition of NUI Corporation and its subsidiaries in November 2004. On April 27, 2005, AGL Resources announced it had executed an agreement to sell its wholly owned interests in Virginia Gas Pipeline and Virginia Gas Storage, and its 50 percent interest in Saltville Gas Storage Company, LLC, an interstate storage facility also acquired as part of the NUI transaction, to Duke Energy Gas Transmission. AGL Resources completed the sale of those assets on August 10, 2005.  On August 25, 2005 AGL Resources executed an agreement to sell Virginia Gas Distribution Company to ANGD LLC.

(l)
NUI Storage, Inc., which includes operations of NUI Richton Storage Inc. and Richton Gas Storage Company L.L.C., were acquired as part of AGL Resources’ acquisition of NUI Corporation and its subsidiaries in November 2004.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

There were no reportable issuances of securities or capital contributions made by the reporting entities during the quarter ended September 30, 2005.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies for the Quarter Ended September 30, 2005 (dollars in thousands)
Reporting Company Rendering Services	Associate Company Receiving Services (a)	Types of Services Rendered		Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
SEM	Atlanta Gas Light Company	Gas procurement, scheduling and other	(b)	$44	$--	$--	$44
SEM	Virginia Natural Gas, Inc.	Gas procurement, scheduling and other	(b)	35	--	--	35
SEM	Chattanooga Gas Company	Gas procurement, scheduling and other	(b)	25	--	--	25
SEM	AGL Networks, LLC	Information Systems Support Services		6	--	--	6
SEM	Elizabethtown Gas	Gas Transmission Storage Management	(b)	34	--	--	34
SEM	Pivotal Propane of Virginia	Information Systems Support Services		7	--	--	7
SEM	Florida City Gas	Gas Transmission Storage Management	(b)	9	--	--	9
SEM	Elkton Gas	Gas Transmission Storage Management	(b)	3	--	--	3

(a)
All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company (“AGSC”). As per Rules 80 and 81, energy purchases are not reported hereunder.

(b)
The Receiving Company makes available idle or underutilized gas transportation and storage capacity for use by the Serving Company, as agent for the Receiving Company, in return for which the Serving Company pays for costs incurred and shares the profits with the Receiving Company in accordance with approval by the appropriate state regulatory commissions.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies for the Quarter Ended September 30, 2005 (dollars in thousands)

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered		Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
AGSC	SEM	Support (c	)	$581	$1,394	$57	$2,032
AGSC	GNG	Support (e	)	139	664	52	855
AGSC	Pivotal Propane of Virginia, Inc.	Support (d)(f	)	111	46	1	158
AGSC	AGL Peaking Services, Inc.	Support (d	)	-	1	-	1
AGSC	PJISH	Support (d	)	14	261	-	275
AGSC	NUI Storage, Inc.	Support (d	)	2	30	-	32
AGSC	Virginia Gas Pipeline	Support (d	)	7	84	-	91
AGSC	Virginia Gas Distribution	Support (d	)	35	26	-	61
AGSC	Pivotal Energy Services, Inc.	Support (d	)	43	1	-	44
AGSC	Virginia Gas Company	Support (d	)	7	(23)	-	(16)
NUI Utilities, Inc.	NUI Storage, Inc.	Support (g	)	-	2	-	2
NUI Utilities, Inc.	Virginia Gas Pipeline	Support (g	)	-	8	-	8
NUI Utilities, Inc.	Virginia Gas Distribution	Support (g	)	-	3	-	3
NUI Utilities, Inc.	Virginia Gas Company	Support (g	)	-	60	-	60

(c) Sequent receives support services (i.e., accounting, information services, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report but is provided in the Company’s Form U-13-60 filing.
(d) These companies receive support services from AGSC. Detailed information with respect to these transactions is not provided in this report but is provided in the Company’s Form U-13-60 filing.
(e) GNG receives support services (i.e., accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report but is provided in the Company’s Form U-13-60 filing.
(f) Reflects the correction of prior period charges that were recorded incorrectly.
(g) These companies receive support services from NUI Utilities, Inc. Detailed information with respect to these transactions is not provided in this report but is provided in the Company’s Form U-13-60 filing.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (dollars in thousands):

Total consolidated capitalization of AGL Resources as of September 30, 2005 (1)	$3,443,166		Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	516,475		Line 2
Greater of $50 million or line 2		$516,475	Line 3
Total current aggregate investment (categorized by major line of energy-related business)
Total current aggregate investment		-	Line 4
Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)		$516,475	Line 5

Investments in gas-related companies (dollars in thousands):

Total current aggregate investment (2) (categorized by major line of gas-related business)
Sequent organization	$4,322
Southeastern LNG, Inc. (3)	(10)
Pivotal Energy Services, Inc.	84
GNG (includes SouthStar) (4)	51,698
Pivotal Propane of Virginia, Inc.	32,935
AGL Peaking Services, Inc.	3,901
Pivotal Jefferson Island Storage & Hub, LLC	84,656
NUI Saltville Storage, Inc.	4,170
NUI Storage, Inc.	771
Virginia Gas Pipeline	6,584
Virginia Gas Company	21,021
Virginia Gas Distribution (3)	(3,896)
Total current aggregate investment		$206,236

(1) Total capitalization consists of common shareholders' equity, long-term debt including current portion, preferred stock, and short-term debt.
(2) Total current aggregate investment consists of common stock owned by system companies, premium on common stock, retained earnings, and net intercompany payables/(receivables).
(3) Aggregate investment as of September 30, 2005 is negative because these entities have a net intercompany receivable.
(4) Through calendar 2003, AGL Resources accounted for its 70% non-controlling financial interest in SouthStar using the equity method of accounting. During the quarter ended March 31, 2004, AGL Resources adopted FIN 46R which resulted in the consolidation of SouthStar’s accounts with GNG’s accounts in AGL Resources’ condensed consolidated financial statements. AGL Resources recorded Piedmont’s portion of SouthStar’s capital as a minority interest on the condensed consolidated balance sheet in the amount of $31 million as of September 30, 2005.

ITEM 5 - OTHER INVESTMENTS

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A Financial Statements
Exhibit 1.1
Balance Sheets of Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; Pivotal Energy Services, Inc.; Pinnacle LNG, Inc.; GNG; Pivotal Propane of Virginia, Inc.; AGL Peaking Services, Inc.; Pivotal Jefferson Island Storage & Hub, LLC.; NUI Saltville Storage, Inc.; Virginia Gas Storage; Virginia Gas Company; NUI Service, Inc - Florida (Plumbing); NUI Service, Inc - New Jersey (Plumbing); Virginia Gas - Pipeline; NUI Service, Inc - Florida (Service); and Virginia Gas Distribution as of September 30, 2005 (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 1.2	Balance Sheet of SouthStar as of September 30, 2005 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit 2.1
Income Statements for the Three Months and Nine Months Ended September 30, 2005 for Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; Pivotal Energy Services, Inc.; GNG; Pivotal Propane of Virginia, Inc.; AGL Peaking Services, Inc.; Pivotal Jefferson Island Storage & Hub, LLC.; NUI Saltville Storage, Inc.; Virginia Gas Storage; Virginia Gas Company; NUI Service, Inc - Florida (Plumbing); NUI Service, Inc - New Jersey (Plumbing); Virginia Gas - Pipeline; NUI Service, Inc - Florida (Service); and Virginia Gas Distribution (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 2.2	Income Statements for the Three Months and Nine Months Ended September 30, 2005 for SouthStar (Submitted under confidential treatment request pursuant to Rule 104(b))
B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended.

AGL RESOURCES INC.

By: /s/ Bryan E. Seas

Bryan E. Seas
Vice President, Controller and Chief Accounting Officer

November 29, 2005

EXHIBIT INDEX

A Financial Statements
Exhibit 1.1
Balance Sheets of Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; Pivotal Energy Services, Inc.; Pinnacle LNG, Inc.; GNG; Pivotal Propane of Virginia, Inc.; AGL Peaking Services, Inc.; Pivotal Jefferson Island Storage & Hub, LLC.; NUI Saltville Storage, Inc.; Virginia Gas Storage; Virginia Gas Company; NUI Service, Inc - Florida (Plumbing); NUI Service, Inc - New Jersey (Plumbing); Virginia Gas - Pipeline; NUI Service, Inc - Florida (Service); and Virginia Gas Distribution as of September 30, 2005 (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 1.2	Balance Sheet of SouthStar as of September 30, 2005 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit 2.1
Income Statements for the Three Months and Nine Months Ended September 30, 2005 for Sequent; SEM; Sequent Holdings, LLC; Southeastern LNG, Inc.; Pivotal Energy Services, Inc.; GNG; Pivotal Propane of Virginia, Inc.; AGL Peaking Services, Inc.; Pivotal Jefferson Island Storage & Hub, LLC.; NUI Saltville Storage, Inc.; Virginia Gas Storage; Virginia Gas Company; NUI Service, Inc - Florida (Plumbing); NUI Service, Inc - New Jersey (Plumbing); Virginia Gas - Pipeline; NUI Service, Inc - Florida (Service); and Virginia Gas Distribution (Submitted under confidential treatment request pursuant to Rule 104(b))

Exhibit 2.2	Income Statements for the Three Months and Nine Months Ended September 30, 2005 for SouthStar (Submitted under confidential treatment request pursuant to Rule 104(b))
B Exhibits
Exhibit 3	The certificate as to filing with interested state commissions is attached hereto as Exhibit 3.